FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2016 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2016

The registrant hereby incorporates Exhibits 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-209596) of the registrant, filed with the SEC on February 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 23, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2016. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2016.

Millions of yen
As of March 31, 2016
Short-term borrowings	¥662,902
Long-term borrowings	8,129,559
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2016
Issued—3,822,562,601 shares as of March 31, 2016
Outstanding—3,608,391,999 shares as of March 31, 2016	594,493
Additional paid-in capital	692,706
Retained earnings	1,516,577
Accumulated other comprehensive income (loss)	44,980

Total NHI shareholders’ equity before treasury stock	2,848,756
Common stock held in treasury, at cost—214,170,602 shares as of March 31, 2016	(148,517)

Total NHI shareholders’ equity	2,700,239
Noncontrolling interests	42,776

Total equity	2,743,015

Total capitalization and indebtedness	¥11,535,476

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥8,422 million as of March 31, 2016.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges and the amount of fixed charge deficiency of the Nomura for the five fiscal years ended March 31, 2016, in accordance with U.S. GAAP.

	Millions of yen
	Fiscal year ended March 31
	2012	2013	2014	2015	2016
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥79,242	¥219,133	¥323,808	¥303,730	¥131,241
Add: Fixed charges	315,901	266,313	274,774	326,412	327,415
Distributed income of equity investees	4,508	5,568	8,306	8,256	11,031

Earnings as defined	¥399,651	¥491,014	¥606,888	¥638,398	¥469,687

Fixed charges	¥315,901	¥266,313	¥274,774	¥326,412	¥327,415
Ratio of earnings to fixed charges(1)	1.3	1.8	2.2	2.0	1.4

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.